Mail Stop 4-6

April 22, 2005


Mr. Thomas K. Barton
Chief Executive Officer
Rackable Systems, Inc.
1933 Milmont Drive
Milpitas, California 95035

Re:	Rackable Systems, Inc.
	Amendment No. 1 to Registration Statement on Form S-1 filed
March 30, 2005
	File No. 333-122576

Dear Mr. Barton:

      We have reviewed your amended filing and have the following comments.

Inside Front Cover Page

1. Please note that our comments with respect to your graphic artwork will be provided to you in a telephone discussion.

Prospectus Summary

2. We note your response to our prior comment no. 4. In each market in which you hold a leading position, please supplementally inform us of the number of competitors from which you have been ranked against.
Further, in light of your inability to neither cite to IDC in your prospectus nor provide us with written materials in order to support your assertion that you are "a leading provider of high-density compute servers," please qualify your assertion on the basis that it is your belief.

3. We note your response to our prior comment no. 5. Please disclose the basis for WebEx`s inclusion as a representative customer in your summary discussion.

Risk Factors

Our business depends on decisions by potential customers to adopt our modular, open standard-based products and to replace their legacy server systems with our products, p. 13

4. We note your revised disclosure in response to our prior comment no. 16. Please clarify the extent to which you and the market for Linux will be affected by an adverse result in the Linux litigation.
We note that the open-source aspect of Linux is key to the attractiveness of Linux to customers and that the Linux litigation would essentially end this aspect of Linux. As a result, it would appear that an adverse ruling would potentially affect your prospects in the Linux market greater than limiting your ability to sell Linux servers or slowing the growth of the market.

If we fail to maintain or expand our relationships with our suppliers, we may not have adequate access to new or key technology..., p. 15

5. Please briefly explain to us the terms and purpose of the evaluation agreement that you entered into with Advanced Micro
Devices as well as your reason for concluding that such an agreement is not material to you.

We depend on our Foundation Series compute servers for substantially all of our revenues..., pp. 15-16

6. Please quantify the share of your revenues that the Foundation
Series compute servers represented.

Special Note Regarding Forward-looking Statements

7. We note your revised disclosure in this section. You have provided industry data by IDC to assist investors in understanding your industry, business and potential market. As presented, this market data receives fairly prominent discussion in your registration statement, such as in business. As you know, market data included in your registration statement must be based on reasonable and sound assumptions. We note, however, that you have not independently verified the information from IDC. Please revise the text as necessary so that you do not suggest that you could lack a reasonable belief as to the accuracy and completeness of the market data you elect to include in the filing.

Capitalization

8. We have further considered the nature, terms and timing of various transactions surrounding your offering. To provide investors with a better understanding of your capital structure immediately prior to the offering, consider revising your filing as follows:

* Revise your "pro forma" capitalization to reflect the conversion of the Series A preferred shares to Series B preferred and common shares;

* Revise your "pro forma" capitalization to remove the impact of using offering proceeds to redeem Series B preferred shares;

* Revise your "pro forma as adjusted" capitalization to reflect the application of your offering proceeds; and

* Revise your balance sheet to include pro forma columns reflecting your capitalization subsequent to the conversion of the Series A preferred shares and prior to the completion of your offering and the application of any resulting proceeds.

Selected Financial Data

9. Footnote 2 to your presentation of selected financial data indicates, in part, that pro forma net loss is adjusted to reflecting the accretion of the Series A preferred shares to the Series B redemption amount. As the Series A and B stock will be converted or redeemed at the offering, it does not appear that this accretion will have a continuing impact. In view of this, explain why you believe this adjustment is appropriate.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Overview

Revenues and Expenses, pp. 32-33

10. We note your response to our prior comment no. 25. Please explain why your agreement with Yahoo! and any prospective agreement with Microsoft would not be material to your business in light of the
fact that, despite the lack of any purchase obligations, the agreement(s) govern the terms and conditions of relationships that account for a significant share of your revenue. Such an agreement may include terms for payment, warranty, etc. that may be
construed
as material components of your relationship.  We note on page 52 that
under your agreement with Yahoo! you are obligated to spend
$250,000
in marketing with them. We further note that your disclosure on page
F-22 suggests that your marketing obligation is conditioned upon a purchase commitment of at least $14 million by Yahoo!. Please clarify and reconcile.

Cost of Revenues, pp. 33-34

11. We note your response to our prior comment no. 27. If material, please disclose the percentage of your price for which the cost of DRAM constituted, for example, in fiscal year 2004. In addition, we note your disclosure in the first paragraph on page 42 that your decrease in gross margin for the year ended December 31, 2004 was attributable to system pricing pressures. Please expand your disclosure to discuss these system pricing pressures and any material trends related to such pressures. Do you expect competitive market conditions to continue? What are these market conditions?

Critical Accounting Policies, Significant Judgments and Estimates

Allocation of Rackable Purchase Pursuant to Purchase Accounting and
Valuation of Intangible Assets and Goodwill, pp. 37-38

12. You disclose that you operate in two segments and have one reporting unit. Supplementally, clarify for us what you intend to convey with this statement and how it impacts your accounting for goodwill. As part of your response, explain how the identification of your reporting unit(s) complies with SFAS 142, par. 30. In this regard, note that a reporting unit is an "operating segment or one level below an operating segment."

Results of Operations

Comparison of the Years Ended December 31, 2004 and 2003, pp. 41-
43

13. With reference to our prior comment no. 28, please confirm that you have quantified the impact of each identified source for material changes from period to period in line items of your financial statements. For instance, we note that you disclosed headcount increases with respect to your research and development expense, sales and marketing expense and general and administrative expense without quantifying the impact of such changes.

Business

Industry Background

The High-Capacity Storage Market, p. 59

14. We refer you to your industry data statement regarding the growth
in storage capacity by petabytes.  It would appear that if a petabyte
is 1,024 terabytes, then your supplemental support reflecting
830,986
terabytes in 2003 would equate to 812 petabytes rather than the
831
petabytes that you disclose, for example.  Please clarify.

Manufacturing and Operations, p. 73

15. We note your response to our prior comment no. 26. Please provide additional disclosure with respect to the reason why Sanmina-
SCI no longer manufactures a majority of your products. Please also confirm to us whether a master agreement governing your relationship with Sanmina-SCI exists. We note that such agreements are in place with respect to E-Cycle and Synnex. Despite not containing purchase obligations, such agreements contain other material terms and conditions with respect to the relationship such as payment, confidentiality and warranty terms. In light of Sanmina-SCI`s large share of your manufacturing, please disclose the material terms and conditions of your relationship. Further, please discuss whether certain products are divided among your various contract manufacturers and whether one manufacturer acts as the sole manufacturer of a particular product. Please also disclose the share of your manufacturing that each contract manufacturer represented in
2004 and, to the extent possible, the share represented by each contract manufacturer currently and going forward.

Certain Relationships and Related Party Transactions

Indebtedness of Management, pp. 93-94

16. We note your response to our prior comment no. 47. Please reconcile your statement in your disclosure that the deferred compensation agreements were entered into with Messrs. Barton and Ford in consideration for the services they provided in connection with your acquisition of Predecessor with your response and revised disclosure on page 95 stating that compensation was paid to Callero
Partners for services provided by Messrs. Barton and Ford. It appears that compensation was paid in two instances for the services of Messrs. Barton and Ford or that Messrs. Barton and Ford provided services to both Predecessor and New Rackable concurrently.
Please
explain. We also note your use of two terms with respect to GNJ, Inc.-Old Rackable and Predecessor. For purposes of clarity, please consider using only one term for GNJ, Inc. in your disclosure.

Underwriting

17. We note your response to our prior comment no. 52. Please make disclosure similar to your response in your prospectus.

Financial Statements

Revenue Recognition, pp. F-10 to F-11

18. We note that you have entered into a reseller agreement with Hewlett-Packard for the purpose of providing equipment to Microsoft, who accounted for 36% of your 2004 revenue. We further note your disclosure indicating that you expect to expand your sales through resellers and other indirect channels. In view of these factors, consider revising your disclosure under this note to identify any differences in the terms of your direct and indirect sales arrangements. Similarly, consider explaining how your revenue recognition policies reflect any such differences.

Note 17. Stock Based Compensation, pp. F-27 to F-29

19. We have considered your responses to prior comments nos. 63 and
64 and do not believe the method used to determine the fair value of shares underlying stock options awarded is appropriate. In this regard, we note that the values of shares of common stock underlying the stock options granted were determined based on a straight-line progression of value between December 2003 and February 2005.
This
method does not appear to be objectively supportable or based on generally accepted valuation methodologies. In view of this, supplementally tell us whether or not you considered the guidance provided in the AICPA publication "Valuation of Privately-Held-Company Equity Securities Issued As Compensation."

20. For the stock option awards identified in your response to our prior comment no. 63, supplementally provide, with a view towards additional disclosure in your filing, the information contemplated by par. 182 of the AICPA valuation guide. Additionally, tell us how you considered the disclosures recommend in pars. 179 through 181 of the
AICPA valuation guide.

21. Supplementally tell us whether your independent auditor consulted with their national office with respect to the valuation of shares of common stock underlying your stock option awards. If so, please provide the name of the person with whom they consulted.

*              *              *              *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Stathis Kouninis at (202) 942-2883, or Brad Skinner, Branch Chief - Accounting, at (202) 942-1922, if you have questions or comments on the financial statements and related matters. Please contact Daniel Lee at (202) 942-1871 with any other questions. If you need further assistance, you may contact me at
(202) 942-1800.

	Sincerely,


	Barbara Jacobs
	Assistant Director

cc:	Via Facsimile
	Timothy J. Moore, Esq.
	Brett D. White, Esq.
	Cooley Godward LLP
	Five Palo Alto Square
	3000 El Camino Real
	Palo Alto, California 94306
	Telephone: (650) 843-5000
	Facsimile:  (650) 843-5191